Exhibit 99.4

For Immediate Release: September 3, 2026

Attention: Business Editors

VERSABANK DECLARES DIVIDENDS

LONDON, ON/CNW - VersaBank (the “Bank”) (TSX: VBNK; NASDAQ: VBNK) today announced that cash dividends in the amount of CAD $0.025 per Common Share of the Bank have been declared for the quarter ending October 31, 2026, payable as of October 31, 2026, to shareholders of record at the close of business on October 9, 2026.

The dividends to which this notice relates are eligible dividends for tax purposes.

About VersaBank

VersaBank is a North American bank with a difference. Federally chartered in both Canada and the U.S., VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding activities electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Structured Receivable Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for over 15 years, to the underserved multi-trillion-dollar U.S. market. VersaBank also owns Minnesota-based DRT Cyber Inc., a North American leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through DRT Cyber Inc., VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary and proprietary Real Bank Tokenized DepositsTM.

VersaBank’s common shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors

Lawrence Chamberlain

(416) 540-7486

lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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